Mail Stop 4561

September 19, 2008

By U.S. Mail and Facsimile to: (502) 227-1692

Doug Carpenter
Senior Vice President, Secretary and Chief Financial Officer
Farmers Capital Bank Corporation
P.O. Box 309, 202 West Main Street
Frankfort, Kentucky 40601

> **Re: Farmers Capital Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 000-14412**

Dear Mr. Carpenter:

We have reviewed your response filed with the Commission on September 15, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed April 1, 2008

Process for Determining Compensation, page 13

1.   We note your response to our prior comment 7. Please confirm that in future filings, in addition to including the disclosure proposed in your response letter, you will also identify the financial institutions that compose the company's peer group and discuss how the company uses the peer group information to make

compensation decisions in the compensation discussion and analysis section of the proxy statement.

Outstanding Equity Awards at Fiscal Year End, page 15

2.   We note your response to our prior comment 8. Please confirm that the company intends to include the tabular disclosure of equity compensation information required by Item 201(d) of Regulation S-K in future filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3421 with any questions.

                                        Sincerely,

                                        David Lyon
                                        Senior Financial Analyst